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                                                                  EXHIBIT 1



                                        February 21, 1997


     Mr. Dennis J. Shaughnessy
     Grotech Capital Group IV, LLC
     9690 Deereco Road
     Timonium, Maryland 21093


     Dear Mr. Shaughnessy:

               We understand that Grotech Capital Group IV, LLC, or an affiliate ("Grotech") is presently contemplating making an investment in debt or equity securities of Ground Round Restaurants, Inc. ("Ground Round"), which investment could include the purchase of some or all of the 3,632,100 shares of Ground Round common stock (the "USI Shares") beneficially owned by U.S. Industries, Inc. ("USI"). We understand further that in order make a determination whether or not to proceed with such a transaction, Grotech desires to undertake a due diligence review of Ground Round pursuant to a confidentiality agreement to be entered into between Grotech and Ground Round and that, in connection therewith, Ground Round may agree to reimburse Grotech under certain circumstances for certain out-of-pocket expenses incurred by Grotech in connection with such due diligence review. In order to further facilitate Grotech's due diligence efforts, please be advised that USI hereby agrees to take the following actions:

               1. USI hereby grants to Grotech an irrevocable option to purchase all, and not less than all, of the USI Shares for a cash purchase price of $1.75 per share (the "Option"). The Option is exercisable at any time during the period commencing on the date of this letter and ending at Noon, Eastern Standard Time, on March 24, 1997 (the "Option Period"). Grotech may exercise the Option by providing USI with written notice of its determination to do so (an "Exercise Notice") at any time during the Option Period. If Grotech exercises the Option, the closing of the purchase and sale of the USI Shares (the "Closing") shall take place on the second business day following the date on which Grotech delivers the Exercise Notice to USI. At the Closing, (i) USI shall deliver (or cause to be delivered) to Grotech (x) certificates for the USI Shares together with duly executed stock powers, and (y) a representation and warranty solely as to USI's authority to sell the USI Shares and USI's ownership thereof free and clear of all liens and third party claims other than those set forth in the stockholders' agreement between USI and Ground Round, and (ii) Grotech shall deliver (or cause to be delivered) to USI (x) the purchase price for the USI Shares in immediately available funds, and (y) a representation and warranty solely as to Grotech's authority to purchase the USI Shares and Grotech's


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     status as an "accredited investor" purchasing the USI Shares for investment purposes and not with a view to distributing the USI Shares in violation of U.S. securities laws.

               2. In consideration for granting the Option, upon execution of this letter agreement, Grotech shall pay USI the non-refundable sum of $50,000 (the "Option Payment"). In the event Grotech exercises the Option, the Option Payment shall be credited against the purchase price for the USI Shares to be paid by Grotech to USI.

               3. During the Option Period, USI will not sell, transfer, encumber, pledge or otherwise dispose of the USI Shares to any person or entity other than Grotech, or enter into any agreement or understanding to effect the same.

               4. If Grotech purchases the USI Shares, Grotech will agree to be bound by the terms and conditions of the stockholders' agreement betweeen USI and Ground Round, as such agreement may be amended by Grotech and Ground Round.

               5. USI represents and warrants to Grotech that it has the requisite power and authority to execute and deliver this agreement, to comply with its terms and to consummate the transaction herein contemplated, and that this agreement is binding upon and enforceable against USI in accordance with its terms.

               6. This agreement may not be amended or supplemented, except by the written consent of the parties hereto.

               7. This agreement may be executed in counterparts, by facsimile, each of which shall be deemed to be an original but which together shall be deemed to be one and the same instrument.

               8. The parties hereto agree that irreparable damage would occur if any of the provisions of this agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which thery are entitled at law or in equity.
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               9.   Ground Round filed a Registration Statement on Form S-3
     (the "Registration Statement") with the Securities and
     Exchange Commission (the "Commission") on January 23, 1997 relating to the registration of, among other things, the USI Shares. USI agrees that during the Option Period it shall not demand or request that Ground Round rescind or withdraw the Registration Statement.

               10. Except as otherwise provided herein, this agreement shall not confer any rights or remedies upon any perosn or entity not a party to this agreement.

               11. This agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflicts of law principles thereof.

               As discussed, USI will attach this letter as an exhibit to an amendment to the Schedule 13D that USI will promptly file with the Commission.

                                   Very truly yours,

                                   U.S. INDUSTRIES. INC.


                                   By:  /s/ George MacLean
                                       --------------------------
                                      George MacLean
                                      Vice President and General
                                      Counsel

     Accepted and Agreed:

     GROTECH CAPITAL GROUP IV, LLC


     By:  /s/ Dennis J. Shaughnessy
         ----------------------------
        Dennis J. Shaughnessy,
        Managing Director




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